FOR IMMEDIATE RELEASE

Bitzero Engages and Renews Investor Relations Providers to Expand Capital Markets Program

Vancouver, British Columbia - October 2nd, 2026 // Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE: 000) ("Bitzero" or the "Company"), a provider of sustainable high-performance compute ("HPC") and AI data center infrastructure, announced that it has engaged and renewed certain investor relations providers as the Company continues to expand its capital markets presence and broaden awareness of its Nordic infrastructure platform among the institutional and retail investment community.

Pursuant to the respective contract terms detailed below, the Company has entered into agreements with the following firms for investor relations and market engagement services. The named firms operate at arm's length to the Company. Other than the stock options described below in respect of Adelaide (as defined below), no securities of the Company have been or are issuable to the named firms as compensation under the agreements, and none of the named firms has any beneficial ownership of securities of the Company or any right to or intent to acquire such ownership, other than as disclosed below.

  Think Ink Marketing Data and Email Services Inc. ("Think Ink"), acting through Claire Stevens, with a business address of 3308 W. Warner Ave., Santa Ana, CA 92704, USA to provide investor relations and digital marketing services in connection with a three-week investor awareness campaign scheduled for October 2026. The services are expected to include investor awareness, digital marketing, media distribution, social media and influencer-based programs, email and newsletter distribution, and related promotional activities. In exchange, Think Ink will receive cash compensation of US$286,250. Think Ink can be contacted at claire@thinkinkmarketing.com or by telephone at (310) 760-2616.

  Adelaide Capital Markets Inc. ("Adelaide"), acting through Victoria Rutherford, with a business address of Suite 1050, 400 Burrard Street, Vancouver, British Columbia. Adelaide is a full-service investor relations and social media firm that specializes in small-cap growth companies. Adelaide continues to work closely with Bitzero to develop and deploy a comprehensive capital markets program, which includes, virtual campaigns, social media, conferences and assisting with investor communication. In exchange for its services, the Company has agreed to pay a monthly fee of CAD$15,000 (plus applicable taxes) and issue Adelaide 60,000 options that vest on a quarterly basis at a strike price of US$5.00. The agreement commenced on November 25th, 2025 and has been amended and renewed on October 2nd, 2026, for an additional term of twelve months. Adelaide can be contacted at info@adcap.ca or by telephone at (604)-331-1213

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. has four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact

Mohammed Bakhashwain

+44 777 303 0394

investors@bitzero.com

Bitzero Investor Relations Contact

Victoria Rutherford

480-625-5772

Victoria@adcap.ca

Forward-Looking Information Disclaimer

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable Canadian securities laws. Forward-looking information in this release includes, but is not limited to, statements regarding: the Company's business plans and objectives; the Company's relationship with Think Ink and Adelaide; the impact of Think Ink and Adelaide on the Company; the Company's growth strategy; the Company's ability to create shareholder value; and other statements regarding future events, performance, or results.

Forward-looking information is based on management's reasonable assumptions at the date such statements are made, including, but not limited to: the Company will be able to fund the cash consideration required under the applicable agreements as and when required; Think Ink and Adelaide will perform the services contemplated by their respective agreements in a timely and satisfactory manner; Think Ink and Adelaide's engagements with the Company will have the intended effect; the Company and Think Ink and Adelaide will work positively together in compliance with applicable laws and exchange requirements; and the absence of material adverse changes in applicable laws, regulations, or the business environment.

Forward-looking information is subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: the risk that one or more of the service providers does not perform its obligations as anticipated, or that the scope, timing, or effectiveness of the services differs from the Company's expectations; the risk that the Company modifies, suspends or terminates one or more of the engagements due to business, regulatory or market considerations; risks inherent in high-performance compute and data center infrastructure businesses; fluctuations in power and energy costs; reliance on key personnel; risks related to insurance, litigation, and regulatory compliance; risks associated with the Company's ability to manage growth; risks relating to political and economic conditions; local laws that may impact Bitzero's business; and other risks described under "Risk Factors" in the Company's public disclosure documents available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking information. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.